UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL Energia S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A., a publicly held company, with its headquarters in the City of Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2.5, Parque São Quirino (“Company”) as requested by the applicable law, herein communicates to its shareholders and the general market of the merger of the distribution companies Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Luz e Força de Mococa (“CPFL Mococa” (“CPFL Mococa”, together (“Mergee Companies”) into Companhia Jaguari de Energia (“CPFL Jaguari”) (“Transaction”).

In 11/21/2017, by means of the Resolution for Authorization n. 6,723/2017, the National Agency for Electric Power (Agência Nacional de Energia Elétrica – “ANEEL”) agreed on the grouping of the concessions of the five companies listed above, through the merger of all the assets of the Mergee Companies into CPFL Jaguari, on December 31, 2017.

The Board of Executive Officers and the Board of Directors of the Company evaluated the offer and concluded that the Transaction, in addition to streamline the current corporate structure of the Company’s assets will optimize the administrative and operational costs with large-scale savings and synergy, as of 2018.

As a result of the Transaction and relevant transfer of the assets of the Mergee Companies to CPFL Jaguari, the Mergee Companies no longer exist and the capital stock of CPFL Jaguari changed from R$ 20,632,104.68 to R$ 170,396,184.74, divided into 359,058,396 nominal shares with no par value, being 347,311,607 common shares and 11,746,789 preferred shares with no voting right, totally paid in, held by the Company, who holds the total equity interest of CPFL Jaguari.

Further information regarding the transaction will be available in Portuguese in the Company website (https://cpfl.riweb.com.br).

Campinas, January 2nd, 2018.

Mr. Gustavo Estrella

Chief Financial and Investor Relation Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 2, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.